

January 20, 2011

Charles E. Drimal, Jr.
President
PrimeEnergy Corporation
One Landmark Square
Stamford, CT 06901

     Re: PrimeEnergy Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed April 15, 2010
              File No. 0-07406

Dear Mr. Drimal:

We have reviewed your filing and your response letter dated November 24, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   We note your response to comment one from our letter dated November 9, 2010. Please provide both the per occurrence and the aggregate limits of your General and Umbrella Liability policies.

Reserves, page 18

2.   We note your response to comment three from our letter dated November 9, 2010 and we reissue the comment. Disclose the qualifications of the one technical person who is primarily responsible for overseeing the reserves estimates.

3.   We note your response to comment five from our letter dated November 9, 2010. Please amend your 2009 Form 10-K to provide the revised report.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Parker Morrill at (202) 551-3696 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief